EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                      THE THREE MONTHS ENDED 30 JUNE 2004

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS

                                                                         THREE MONTHS ENDED 30 JUNE
                                                                   ---------------------------------------
                                                                          2003                2004                CHANGE
                                                                   ---------------------------------------------------------
                                                                            ((POUND) IN MILLIONS)                   (%)
----------------------------------------------------------------------------------------------------------------------------
Turnover                                                                 262.2                 280.9                7.1%
Cost of sales                                                           (117.7)               (127.8)               8.6%
----------------------------------------------------------------------------------------------------------
Gross profit                                                             144.5                 153.1                6.0%
Distribution costs                                                        (9.3)                 (8.3)             (10.8)%
Administrative costs (including exceptional items)                      (132.8)                (85.5)             (35.6)%
----------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                                 49.7                  59.3               19.3%
Exceptional administrative costs                                         (47.3)                  -
----------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                           2.4                  59.3
==========================================================================================================

(LOSS) PROFIT FOR THE FINANCIAL PERIOD                                   (55.8)                 14.4
==========================================================================================================

Gross profit margin (%)                                                   55.1                  54.5
EBITDA (1)                                                                32.7                  89.8              174.6%
EBITDA margin (%)                                                         12.5                  32.0

EBITDA before exceptional items (2)                                       80.0                  89.8              12.3%
EBITDA margin (%) before exceptional items                                30.5                  32.0

Cash inflow from  operations before exceptional items, less
     capital expenditure                                                  49.6                  70.7              42.5%
Cash conversion before exceptional items (%) (3)                          62.0                  78.7


-----------------
 (1) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

 (2) EBITDA before exceptional items comprises EBITDA as described above and excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc of (pound)47.3 million in the three months ended 30 June 2003. There were no exceptional items for the three months ended 30 June 2004.

 (3) Cash conversion represents cash flow from operations before exceptional items and cash paid to our parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

YELL GROUP OPERATIONAL INFORMATION

                                                                     THREE MONTHS ENDED 30 JUNE
                                                                    ----------------------------
                                                                      2003                 2004      CHANGE
                                                                    ---------------------------------------
UK printed directories
Unique advertisers (thousands) (1)                                     136                  138        1.5%
Directory editions published (2)                                        26                   28
Unique advertiser retention rate (%) (3)                                78                   76
Turnover per unique advertiser ((pound))                               989                1,004        1.5%

US printed directories
Unique advertisers (thousands) (1)(4)                                  105                  124       18.1%
Directory editions published                                           121                  126
Unique advertiser retention rate (%) (4)                                68                   70
Turnover per unique advertiser ($)                                   1,820                1,902        4.5%

Other UK products and services
Yell.com page impressions for June (millions)                           43                   63       46.5%
Yell.com searchable advertisers as at 30 June (thousands) (5)           81                  110       35.8%


-----------------
(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The number of Yellow Pages directory editions published in the United Kingdom has increased due to the rescoping of Glasgow North and Glasgow South.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for 2004 would have been 75% and last year's number would have been unchanged at 78%. These improvements to our systems have not affected the reporting of our financial results.

(4) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results.

(5) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names.

TURNOVER

                                                                      THREE MONTHS ENDED 30 JUNE
                                                                   ---------------------------------
                                                                        2003              2004             CHANGE
                                                                   -------------------------------------------------
                                                                        ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------------------------------------------
UK printed directories                                                 134.9             138.9               3.0%
Other UK products and services                                          10.0              11.7              17.0%
--------------------------------------------------------------------------------------------------------
TOTAL UK TURNOVER                                                      144.9             150.6               3.9%
--------------------------------------------------------------------------------------------------------
US printed directories:

     US printed directories at constant exchange rate (1)              117.3             144.8              23.4%
     Exchange impact (1)                                                 -               (14.5)
--------------------------------------------------------------------------------------------------------
TOTAL US TURNOVER                                                      117.3             130.3              11.1%
--------------------------------------------------------------------------------------------------------
GROUP TURNOVER                                                         262.2             280.9               7.1%
====================================================================================================================


--------------
(1) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Group turnover during the three months ended 30 June 2004 increased 7.1% to (pound)280.9 million, or 12.7% at a constant exchange rate, from (pound)262.2 million last year. (1)

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased (pound)5.7 million, or 3.9% to (pound)150.6 million. Excluding the effects of our products discontinued in 2003 (the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books), total UK turnover grew 5.0% from last year.

Printed directories turnover grew 3.0% to (pound)138.9 million, after the impact of the 3.9% price reduction under the RPI-6% price cap. (2) Yell.com continued its strong turnover growth with a 41.1% increase to (pound)7.9 million.

The total number of unique advertisers in the UK increased by 1.5% to 138,000. We continued to add new advertisers to printed directories, and we believe we are on track to meet our full year target of over 100,000 new customers.

--------------
1. Throughout this report, unless otherwise indicated, references to "for the three months" or the "three month period" are to the three months ended 30 June 2004 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2. Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the three months ended 30 June 2003 and 2004, the average price of advertising in our Yellow Pages decreased by 4.4% and 3.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 49.0% and 47.0% of our Group turnover in the three months ended 30 June 2003 and 2004, respectively.

Our retention rate has declined from 78% to 76% (or 78% to 75% if we continued to exclude national advertisers). Our success in attracting over 100,000 new customers in each of the past four years has diluted overall retention as new advertisers are more difficult to retain than more established advertisers. Our strategy to increase the customer base has contributed to sustained growth in customer numbers and revenue.

Average turnover from unique advertisers improved 1.5%, after the 3.9% price reduction, to (pound)1,004.

As part of our strategy to grow our advertiser base, we rescoped two directories into four during the first quarter, reflecting changes in shopping and trading patterns. Typically, these rescoped directories achieve little or no growth in their first year. The second quarter will include three London rescopes and we expect first half revenue growth to be below first quarter levels.

Yell.com continued to grow rapidly, increasing the number of searchable advertisers 35.8% to 110,000 at 30 June 2004.

Overall, UK turnover remains on course to meet full year expectations.

US Turnover

US turnover increased by (pound)13.0 million, or 11.1%, from (pound)117.3 million to (pound)130.3 million after taking into account that turnover was negatively affected by (pound)14.5 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)27.5 million, or 23.4%. The average exchange rate was approximately $1.81: (pound)1.00 in the three months ended 30 June 2004 against $1.63: (pound)1.00 in the same period in the previous year.

Unique advertisers increased by 18.1% to 124,000 with average turnover per unique advertiser up 4.5% to $1,902.

Organic turnover growth was 13.9% to which same-market growth contributed 10.6%, and growth from four new launches contributed 3.3%. We expect the growth momentum in the US business to continue into the second quarter.

Acquisitions, primarily Feist which we acquired in March 2004, contributed 11.1% of the growth. This reflects a heavy first quarter publishing schedule for Feist.

Overall turnover growth was slightly offset by the continuing planned running down of the CCD partnership, which we acquired as part of McLeod.

COST OF SALES

                                                                      THREE MONTHS ENDED 30 JUNE
                                                                    -------------------------------
                                                                        2003              2004           CHANGE
                                                                    ------------------------------------------------
                                                                         ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------------------------------------------
UK printed directories                                                  51.2              54.8             7.0%
Other UK products and services                                           2.9               3.1             6.9%
----------------------------------------------------------------------------------------------------
TOTAL UK COST OF SALES                                                  54.1              57.9             7.0%
----------------------------------------------------------------------------------------------------
US printed directories:
     US printed directories at constant exchange rate (1)               63.6              77.6            22.0%
     Exchange impact (1)                                                 -                (7.7)
----------------------------------------------------------------------------------------------------
TOTAL US COST OF SALES                                                  63.6              69.9             9.9%
----------------------------------------------------------------------------------------------------
GROUP COST OF SALES                                                    117.7             127.8             8.6%
====================================================================================================================


----------------
(1) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting advertising content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting advertising content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)3.8 million, or 7.0%, to (pound)57.9 million in the three months ended 30 June 2004 from (pound)54.1 million last year. Cost of sales as a percentage of turnover was 38.4% as compared to 37.3% for the corresponding period in the prior year. The increase in cost of sales as a percentage of turnover is mainly a result of increased investment in our sales efforts to drive growth in customer numbers and higher advertisement volumes.

The (pound)14.0 million, or 22.0%, increase in cost of sales at a constant exchange rate for US printed directories reflected the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 53.6% as compared to 54.2% last year.

Our consolidated bad debt expense was (pound)15.6 million, or 5.6% of Yell Group turnover in the three months ended 30 June 2004, as compared to (pound)13.8 million, or 5.3%, last year. The charge for UK bad debts was 4.2% of UK printed directories and other products and services turnover compared to 4.1% last year. The US bad debt expense was 7.1% of US printed directories turnover in the three months ended 30 June 2004, as compared to 6.8% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

GROSS PROFIT AND GROSS PROFIT MARGIN

                                                                      THREE MONTHS ENDED 30 JUNE
                                                                    -------------------------------
                                                                        2003              2004           CHANGE
                                                                    -----------------------------------------------
                                                                         ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------------------
UK printed directories                                                  83.7              84.1             0.5%
Other UK products and services                                           7.1               8.6            21.1%
----------------------------------------------------------------------------------------------------
TOTAL UK GROSS PROFIT                                                   90.8              92.7             2.1%
----------------------------------------------------------------------------------------------------
US printed directories:
     US printed directories at constant exchange rate (1)               53.7              67.2            25.1%
     Exchange impact (1)                                                 -                (6.8)
----------------------------------------------------------------------------------------------------
TOTAL US GROSS PROFIT                                                   53.7              60.4            12.5%
----------------------------------------------------------------------------------------------------
GROUP GROSS PROFIT                                                     144.5             153.1             6.0%
----------------------------------------------------------------------------------------------------

GROSS PROFIT MARGIN (%)
     UK Operations                                                      62.7              61.6
     US Operations                                                      45.8              46.3
GROUP TOTAL (%)                                                         55.1              54.5
====================================================================================================


----------------
(1) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Gross profit as a percentage of Group turnover was 54.5% for the three months ended 30 June 2004 as compared to 55.1% last year, reflecting the trend of lower margins in the UK operations partially offset by higher margins in the US operations.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the three months ended 30 June 2004, for example, our gross profit margin for our UK operations was 61.6%, compared to 46.3% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs decreased by (pound)1.0 million, or 10.8%, from (pound)9.3 million in the three months ended 30 June 2003 (3.5% of Group turnover) to (pound)8.3 million (3.0% of Group turnover) in the three months ended 30 June 2004. The reduction in distribution costs was primarily due to a weakening dollar, which reduced US distribution costs by (pound)0.6 million. Group distribution costs reduced by 4.3% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from (pound)132.8 million to (pound)85.5 million in the three months ended 30 June 2004. Administrative costs excluding exceptional charges of (pound)47.3 million showed no movement, as an increase in costs of (pound)4.2 million was offset by a corresponding exchange gain.

GROUP OPERATING PROFIT, EBITDA AND EBITDA BEFORE EXCEPTIONAL ITEMS

                                                               ---------------------------------------
                                                                      THREE MONTHS ENDED 30 JUNE
                                                               ---------------------------------------
                                                                       2003                 2004                CHANGE
                                                               ---------------------------------------------------------
                                                                         ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including exceptional items                          31.9                 39.2
Depreciation and amortisation                                          17.3                 17.5
--------------------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA                                                   49.2                 56.7
Exceptional items                                                       5.6                  -
--------------------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA BEFORE
   EXCEPTIONAL ITEMS                                                   54.8                 56.7                 3.5%
--------------------------------------------------------------------------------------------------------

US OPERATIONS
Operating (loss) profit, including
   exceptional items                                                  (29.5)                20.1
Depreciation and amortisation                                          13.0                 13.0
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA                                                  (16.5)                33.1
Exceptional items                                                      41.7                  -
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS                          25.2                 33.1                31.3%
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT
   EXCHANGE RATE (1)                                                   25.2                 36.8                46.0%
--------------------------------------------------------------------------------------------------------

GROUP
Operating profit, including exceptional items                           2.4                 59.3
Depreciation and amortisation                                          30.3                 30.5
--------------------------------------------------------------------------------------------------------
GROUP EBITDA                                                           32.7                 89.8               174.6%
========================================================================================================

GROUP
Operating profit before exceptional items                              49.7                 59.3
Depreciation and amortisation                                          30.3                 30.5
--------------------------------------------------------------------------------------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                                  80.0                 89.8                12.3%
========================================================================================================
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT EXCHANGE
   RATE(1)                                                             80.0                 93.5                16.9%
========================================================================================================

EBITDA MARGIN (%)
      UK operations                                                    34.0                 37.6
      US operations                                                   (14.1)                25.4

EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS (%)
      UK operations                                                    37.8                 37.6
       US operations                                                   21.5                 25.4
========================================================================================================


-----------------
(1) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.

Group EBITDA before exceptional costs increased 12.3% to (pound)89.8 million, or 16.9% at a constant exchange rate. The Group adjusted EBITDA margin increased
1.5 percentage points to 32.0%, driven by the strong US performance.

UK EBITDA before exceptional costs rose 3.5%, or (pound)7.5 million to (pound)56.7 million, reflecting the increase in UK turnover and the continued progress of Yell.com, which increased EBITDA to (pound)2.4 million (operating profit of (pound)1.9 million with depreciation of (pound)0.5 million added back) from (pound)1.1 million last year (operating profit of (pound)0.6 million with depreciation of (pound)0.5 million added back). The UK EBITDA margin was 37.6%, compared with 37.8% last year, with Yell.com's margin increase partially offsetting the decline in the printed directories' margin.

US EBITDA was (pound)33.1 million, an increase of 31.3% from (pound)25.2 million excluding exceptional costs, or 46.0% at a constant exchange rate, after taking into account the (pound)3.7 million reduction in earnings from the weaker US dollar. The US EBITDA margin increased from 21.5% to 25.4%, driven by the strong revenue growth and operational leverage.

NET INTEREST PAYABLE

Net interest payable was (pound)32.7 million in the three months ended 30 June 2004, a decrease of (pound)20.2 million from (pound)52.9 million last year before exceptional interest charges of (pound)30.0 million of accelerated finance fees. The decrease is a result of the new capital structure which our parent company put in place following its initial public offering last year. Net interest expense comprised (pound)20.2 million of net interest paid or to be paid within a six-month period, (pound)2.5 million of interest rolled up into our long-term debt, (pound)1.0 million of amortised financing costs and (pound)9.0 million of interest payable to our parent company.

TAXATION

Taxation charge was (pound)12.2 million for the three months ended 30 June 2004 and (pound)3.1 million last year before exceptional tax credits of (pound)27.8 million, arising from exceptional charges in the quarter. Taxation is determined on taxable profits that do not reflect certain amortisation charges. We expect the future taxation charges to increase as we use up our net operating losses that are available to offset our future taxable income in the United States.

NET PROFIT (LOSS)

The net profit was (pound)14.4 million for the three months ended 30 June 2004 compared to a net loss of (pound)55.8 million for the same period in the prior year. Excluding the effect of the exceptional items, the net loss for the three months ended 30 June 2003 would have been (pound)6.3 million. The increase in profit reflects the improvement in turnover and substantial savings brought about by the new capital structure.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a (pound)200 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008.

Cash Flows

                                                                      THREE MONTHS ENDED 30 JUNE
                                                               ----------------------------------------
                                                                  2003                         2004
                                                                        ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                         55.1                          74.1

Net cash outflow from returns on investments
   and servicing of finance                                      (18.8)                        (15.1)

Taxation                                                          (1.0)                         (5.3)

Net cash outflow for capital expenditure and acquisitions         (7.3)                         (3.7)
-------------------------------------------------------------------------------------------------------
NET CASH INFLOW BEFORE FINANCING                                  28.0                          50.0
Net cash outflow from financing                                    -                           (22.5)
-------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                              28.0                          27.5
=======================================================================================================



Net cash inflow from operating activities for the three months ended 30 June 2004 was (pound)74.1 million, compared with an inflow of (pound)55.1 million for the three months ended 30 June 2003. The increase is primarily driven by the improvement in operating profit partially offset by investment in working capital.

Net cash outflow from returns on investments and servicing of finance was (pound)15.1 million of cash pay interest for the three months ended 30 June 2004. This compares to (pound)18.8 million for the three months ended 30 June 2003.

Net cash outflow for capital expenditure and financial investment comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the three months ended 30 June 2004 was (pound)3.7 million compared to (pound)5.9 million in the same period last year. In the same period last year there was also (pound)1.4 million of cash outflows relating to the purchase of subsidiary undertakings.

Cash Conversion

The cash inflow from operations before payments of previously accrued exceptional items and less capital expenditure was (pound)70.7 million for the three months ended 30 June 2004 and (pound)49.6 million last year. The underlying cash performance used by management excludes payments of previous accrued exceptional items of (pound)0.3 million and (pound)0.4 million during the three months ended 30 June 2004 and 2003, respectively, and is after capital expenditure for the three months ended 30 June 2004 and 2003 of (pound)3.7 million and (pound)5.9 million, respectively.

Net cash inflow of (pound)70.7 million for 2004 as a percentage of EBITDA of (pound)89.8 million was 78.7% ("cash conversion"). For 2003 the cash inflow of (pound)49.6 million as a percentage of EBITDA (excluding exceptionals) of (pound)80.0 million was 62.0%. Cash conversion normally varies quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA.

Capital Resources

At 30 June 2004, we had cash of (pound)47.7 million, compared to (pound)18.4 million at 31 March 2004.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of(pound)1,763.7 million at 30 June 2004, compared to(pound)2,096.4 million at 31 March 2004 as set out below.

                                                                            AT 31 MARCH           AT 30 JUNE
                                                                                   2004                 2004
                                                                       --------------------------------------
                                                                                  ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------------
Long-term loans and other borrowings
     Term Loan A1 - denominated in sterling                                       624.0                606.5
     Term Loan A2 - denominated in US dollars                                     323.8                328.4
     Term Loan - Senior revolving credit facility                                   5.0                   -
     Senior notes                                                                 308.2                312.8
     Other                                                                          0.8                  0.8
-------------------------------------------------------------------------------------------------------------
Total debt owed to third parties                                                1,261.8              1,248.5
Subordinated parent company loans                                                 873.1                582.1
-------------------------------------------------------------------------------------------------------------
Total debt, including subordinated parent company loans                         2,134.9              1,830.6
Unamortised financing costs                                                      (20.1)               (19.2)
-------------------------------------------------------------------------------------------------------------
Total debt, net of unamortised financing costs                                  2,114.8              1,811.4
Cash at bank                                                                     (18.4)               (47.7)
-------------------------------------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                                   2,096.4              1,763.7
=============================================================================================================



From 1 April 2004, all UK tax resident companies in the Yell Group are subject to new transfer pricing and thin capitalisation rules for tax purposes. Yell Finance BV issued shares for a value of (pound)300 million to settle subordinated parent company loans as a response to these rules. Yell Group made an early payment of (pound)17.5 million on the senior credit facility, as required by the senior credit facility agreement, and repaid (pound)5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

Net third-party debt, excluding subordinated parent company loans, of (pound)1,181.6 million as a multiple of EBITDA before exceptional items over the last 12 months of (pound)369.9 million was 3.2. This compares to a multiple of
3.4 at 31 March 2004.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

OTHER MATTERS

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-Related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we are required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceases once the Group Leverage Ratio falls below 3.5 times "EBITDA" (as defined in the senior credit facilities). Over the period to June 2006 we have fixed interest initially on 53% falling steadily to 50% of the indebtedness under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until June 2006, falling to approximately 30% thereafter. At 30 June 2004, we had (pound)2.8 million net unrecognised gains on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 37.2% of our third-party debt and 30.7% of our net third-party interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 29.5%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 June 2004, we had (pound)471.5 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)924.3 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the three months ended 30 June 2004. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the three months ended 30 June 2004 would vary by approximately (pound)1.1 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)2.4 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the three months ended 30 June 2004 would have been approximately (pound)2.9 million lower or (pound)3.6 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that the legal proceedings which have now commenced will have a material adverse effect on the financial position or results of the Group.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

It is expected that there will be significant continuing developments in IFRS between now and our 2006 financial year, and consequently there is uncertainty about exactly what IFRS will require on 1 April 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards. Please read the section entitled "Operating and Financial Review and Prospects - International Financial Reporting Standards" in the 31 March 2004 Annual report on Form 20-F filed with the SEC on 8 June 2004 for a description of IFRS standards issued. The UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

We will report our results for the three months ending 30 June 2005 in accordance with IFRS with comparative information for the three months ended 30 June 2004 restated in accordance with IFRS. We have established a working party to assess the effects of IFRS on our financial reporting and to prepare for adoption of IFRS from 1 April 2005.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 8 June 2004. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

We have included the financial information of our parent company, Yell Group plc and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.





















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